[Ober|Kaler Letterhead]

October 7, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

ATTN:  David Lin, Esq.

Re:Old Line Bancshares, Inc.

Registration Statement on Form S-4

Originally Filed September 1, 2015

File No. 333-206696

Dear Mr. Lin:

On behalf of Old Line Bancshares, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”).  Unless otherwise noted, the Company has authorized us to make the various factual representations contained in this letter.

For your convenience, each of the comments set forth in your letter dated September 21, 2015 to James W. Cornelsen of the Company is set forth below, followed by the Company’s response.  The responses below correspond to the numbered comments in your letter, as reprinted herein.

Cover Page

1.	Please revise the cover page to:

•

disclose that Old Line Bancshares’ common stock is listed and traded on the NASDAQ Capital Market and identify the trading symbol for those securities, as required by Item 501(b)(4) of Regulation S-K; and

•	quantify the closing stock price of Old Line Bancshares’ common stock as of the date preceding public announcement of the proposed transaction and the latest practicable date.

We have provided the requested information in accordance with the Staff’s comment.  Please see the third paragraph of the cover page of the Amendment.

U.S. Securities and Exchange Commission

October 7, 2015

Summary

Old Line Bancshares and Regal Bancorp can Amend or Terminate …

2.

In the fifth bullet on page 13, you disclose that if the volume-weighted average closing price of Old Line Bancshares common stock during the 30 trading days ending five business days before the effective date of the merger is less than a certain threshold, Old Line Bancshares would then have the option to increase the per-share common stock consideration to an amount that equals $10.14 per share of Regal Bancorp common stock.  Please revise to explain whether any such adjustment to the per-share common stock consideration would affect the number of shares of Old Line Bancshares common stock issued as consideration.  If so, please also confirm that you have registered such shares or tell us how you intend to do so.

We have revised the disclosure in accordance with the Staff’s comment.  Please see pages 11 and 59 of the Amendment.  In addition, the Company has registered an additional number of shares of common stock with the Amendment that represents the maximum amount of shares it will issue in the merger if it exercises its option to increase the merger consideration in connection with the termination provisions set forth in section 7.1(j) of the merger agreement.

The Merger Agreement and the Merger

3.

We note your statements in the second paragraph on page 35 concerning the representations and warranties contained in the merger agreement.  Please note that disclosure regarding an agreement’s representations or covenants (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading.  Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).  Accordingly, if you continue to use these statements, please revise to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

We have revised the disclosure in accordance with the Staff’s comment.  Please see the page 33 of the Amendment.

Part II.

Item 22.  Undertakings

4.	Please revise to include the undertaking required by Item 512(b) of Regulation S-K or tell us why you believe you are not required to do so.

We have revised the Amendment too include the referenced undertaking.  Please see paragraph 5 on page II-7 of the Amendment.

U.S. Securities and Exchange Commission

October 7, 2015

*****

We believe that the Amendment is responsive to your comments.  If we can be of assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:	James W. Cornelsen
Mark A. Semanie
Old Line Bancshares, Inc.